UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Eagle Rock Energy Partners, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

26985R 10 4

(CUSIP Number)

Charles C. Boettcher

Eagle Rock Energy Partners, L.P.

1415 Louisiana Street, Suite 2700

Houston, Texas 77002

(281) 408-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS MONTIERRA MINERALS & PRODUCTION, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS MONTIERRA MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS NATURAL GAS PARTNERS VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS EAGLE ROCK HOLDINGS NGP 7, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS NATURAL GAS PARTNERS VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS NGP INCOME MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS EAGLE ROCK HOLDINGS NGP 8, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS ERH NGP 7 SPV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS ERH NGP 8 SPV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS NGP INCOME CO-INVESTMENT OPPORTUNITIES FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26985R 10 4

1	NAMES OF REPORTING PERSONS NGP ENERGY CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

EXPLANATORY NOTE

This Amendment No. 21 (this “Amendment”) to Schedule 13D/A last filed on September 18, 2014 (the “Schedule 13D/A”) with the Securities and Exchange Commission (the “SEC”) relates to the common units (the “Common Units”) of Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The total number of Common Units reported as beneficially owned in the Schedule 13D/A is 0, which constitutes approximately 0% of the total number of Common Units outstanding. The Schedule 13D/A is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D/A are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D/A. As a result of the transactions disclosed herein, each of the Reporting Persons beneficially owns less than 5% of the outstanding Common Units of the Issuer. Consequently, this is the final amendment to the Schedule 13D/A and constitutes an “exit filing” for the Reporting Persons.

Item 4.	Purpose of Transaction.

This Item 4 shall be deemed to amend and supplement Item 4 of the Schedule 13D/A:

Merger Agreement

On May 21, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Vanguard Natural Resources, LLC (“Vanguard”), pursuant to which Talon Merger Sub, LLC (“Merger Sub”), an indirect wholly owned subsidiary of Vanguard, would merge with and into the Issuer, with the Issuer continuing as the surviving entity and as a wholly owned indirect subsidiary of Vanguard (the “Merger”).

On October 8, 2015, the transactions contemplated by the Merger Agreement (the “Merger Transactions”) were consummated. As a result, pursuant to the terms of the Merger Agreement, all Common Units ceased to be listed on the NASDAQ, were deregistered under the Securities Exchange Act of 1934, and were converted into the right of each unitholder to receive a number of Vanguard common units equal to 0.185 multiplied by the number of Common Units held by such unitholder. The Issuer is now an indirect wholly owned subsidiary of Vanguard.

Voting and Support Agreement

In connection with the execution of the Merger Agreement on May 21, 2015, Vanguard entered into a Voting and Support Agreement (the “Voting Agreement”) with the Reporting Persons, and, solely with respect to the waiver of certain provisions of an existing voting agreement as well as the termination and other miscellaneous provisions of the Voting Agreement, the Issuer and its general partner, pursuant to which the Reporting Persons agreed, subject to the terms of the Voting Agreement, to vote all of their Common Units in favor of the approval of the Merger Agreement and the Merger Transactions.

The Reporting Persons also agreed to certain restrictions under the Voting Agreement, including but not limited to: (i) a restriction on transferring more than 15% of their Common Units prior to the earlier of (a) the consummation of the Merger and (b) the termination of the Merger Agreement pursuant to and in compliance with its terms, and (ii) a restriction on soliciting or encouraging alternative proposals. The Voting Agreement terminated on October 8, 2015 upon the consummation of the Merger.

The foregoing summaries of the Merger Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements incorporated by reference herein as Exhibit X and Exhibit Y, respectively.

Item 5.	Interest in Securities of the Issuer.

This Item 5 shall be deemed to amend and restate Item 5 of the Schedule 13D/A in its entirety:

(a)-(b) As a result of the events described in Item 4 (which Item 4 is incorporated herein by reference) each Reporting Person beneficially owns 0% of the Common Units outstanding and does not have the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, as to any Common Units. Accordingly, this Amendment constitutes an exit filing.

(c) Except for the transactions described in Item 4 (which Item 4 is incorporated herein by reference), none of the Reporting Persons, nor to the best of the Reporting Person’s knowledge, any of the persons listed on Schedule A to this Amendment, has effected any transactions that may be deemed to be a transaction in the Issuer’s Common Units during the past sixty (60) days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units being reported in the Schedule 13D/A.

(e) As a result of the Merger, on October 8, 2015 each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Units. Accordingly, this Amendment constitutes an exit filing for each of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Item 6 shall be deemed to amend and supplement Item 6:

The information set forth or incorporated by reference in Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be filed as Exhibits.

Exhibit A	Joint Filing Agreement, as amended on August 15, 2011 (filed as Exhibit A to Amendment No. 17 to the Schedule 13D/A on August 15, 2011).

Exhibit B	Second Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed May 25, 2010).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).

Exhibit G	Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009 (filed as Exhibit G to Amendment No. 8 to the Schedule 13D/A on November 9, 2009).

Exhibit H	Press release, dated December 21, 2009, of the Issuer (filed as Exhibit H to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit I	Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (filed as Exhibit I to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit J	Press release, dated January 12, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit K	Amended and Restated Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit L	Press release, dated May 24, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 25, 2010).

Exhibit M	Press release, dated July 30, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit N	Amendment to the Second Amended and Restated Agreement of Limited Partnership of Eagle Rock Energy Partners, L.P. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit O	Press release, dated April 12, 2011, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on April 13, 2011).

Exhibit P	Membership Interest Contribution Agreement, among CC Energy II L.L.C., Crow Creek Energy II L.L.C., Crow Creek Operating Company II L.L.C., Natural Gas Partners VIII, L.P., the other contributors party thereto and the Issuer (incorporated by reference to Exhibit 2.1 of the current report on Form 8-K filed by the Issuer on April 13, 2011).

Exhibit Q	Press release, dated May 3, 2011, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit R	Registration Rights Agreement by and among the Issuer and Natural Gas Partners VIII, L.P. (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit S	Voting Agreement by and among the Issuer and Natural Gas Partners VIII, L.P. (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit T	Intentionally Omitted

Exhibit U	Intentionally Omitted

Exhibit V	Voting and Support Agreement between Montierra Minerals & Production, L.P., Montierra Management LLC, Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., NGP Income Management L.L.C., ERH NGP 7 SPV, LLC and ERH NGP 8 SPV, LLC on the one hand and Regency Energy Partners LP on the other hand (filed as Exhibit V to the Schedule 13D/A on December 30, 2013).

Exhibit W	Amendment No. 1 to Joint Filing Agreement, dated September 22, 2014 (filed as Exhibit W to Amendment No. 20 to the Schedule 13D/A on September 18, 2014).

Exhibit X	Agreement and Plan of Merger by and among Vanguard Natural Resources, LLC, Talon Merger Sub, LLC, Eagle Rock Energy Partners, L.P. and Eagle Rock Energy GP, L.P., dated as of May 21, 2015 (incorporated by reference to Exhibit 2.1 of the current report on Form 8-K filed by the Issuer on May 22, 2015).

Exhibit Y	Voting and Support Agreement by and among Vanguard Natural Resources, LLC, Montierra Minerals & Production, L.P., Montierra Management LLC, Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., NGP Income Management L.L.C., Eagle Rock Holdings NGP 7,

LLC, Eagle Rock Holdings NGP 8, LLC, ERH NGP 7 SPV, LLC, ERH NGP 8 SPV, LLC, NGP Income Co-Investment Opportunities Fund II, L.P., NGP Energy Capital Management, L.L.C., and, solely for the purpose of certain specified sections, Eagle Rock Energy Partners, L.P. and Eagle Rock Energy GP, L.P., dated as of May 21, 2015 (incorporated by reference to Exhibit 2.2 of the current report on Form 8-K filed by the Issuer on May 22, 2015).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: October 13, 2015

MONTIERRA MINERALS & PRODUCTION, L.P.
By its general partner, Montierra Management LLC

By:	/s/ Joseph A. Mills
Name:	Joseph A. Mills
Title:	Chief Executive Officer

MONTIERRA MANAGEMENT LLC

By:	/s/ Joseph A. Mills
Name:	Joseph A. Mills
Title:	Chief Executive Officer

NATURAL GAS PARTNERS VII, L.P.
By its general partner, G.F.W. Energy VII, L.P.
By its general partner, GFW VII, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Member

NATURAL GAS PARTNERS VIII, L.P.
By its general partner, G.F.W. Energy VIII, L.P.
By its general partner, GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Member

Signature Page to Schedule 13D/A

NGP INCOME MANAGEMENT L.L.C.

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	President

EAGLE ROCK HOLDINGS NGP 7, LLC
By its sole member, Natural Gas Partners VII, L.P.
By its general partner, G.F.W. Energy VII, L.P.
By its general partner, GFW VII, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Member

EAGLE ROCK HOLDINGS NGP 8, LLC
By its sole member, Natural Gas Partners VIII, L.P.
By its general partner, GFW Energy VIII, L.P.
By its general partner, GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Member

ERH NGP 7 SPV, LLC

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Chief Executive Officer & President

ERH NGP 8 SPV, LLC

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Chief Executive Officer & President

Signature Page to Schedule 13D/A

NGP INCOME CO-INVESTMENT OPPORTUNITIES FUND II, L.P.
By its general partner, NGP Income Co-Investment II GP, L.L.C.

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	President

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Manager

Signature Page to Schedule 13D/A

Exhibit Index

Exhibit A	Joint Filing Agreement, as amended on August 15, 2011 (filed as Exhibit A to Amendment No. 17 to the Schedule 13D/A on August 15, 2011).

Exhibit B	Second Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed May 25, 2010).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to the Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009 (filed as Exhibit E to Amendment No. 6 to the Schedule 13D/A on September 18, 2009).

Exhibit F	Letter from NGP to the Conflicts Committee of the Board of Directors of G&P LLC, dated October 9, 2009 (filed as Exhibit F to Amendment No. 7 to the Schedule 13D/A on October 13, 2009).

Exhibit G	Letter from NGP and Black Stone to the Conflicts Committee of the Board of Directors of G&P LLC, dated November 7, 2009 (filed as Exhibit G to Amendment No. 8 to the Schedule 13D/A on November 9, 2009).

Exhibit H	Press release, dated December 21, 2009, of the Issuer (filed as Exhibit H to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit I	Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (filed as Exhibit I to Amendment No. 9 to the Schedule 13D/A on December 21, 2009).

Exhibit J	Press release, dated January 12, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit K	Amended and Restated Securities Purchase and Global Transaction Agreement, among Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., Montierra Minerals & Production, L.P., Montierra Management LLC, Eagle Rock Holdings, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on January 12, 2010).

Exhibit L	Press release, dated May 24, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 25, 2010).

Exhibit M	Press release, dated July 30, 2010, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit N	Amendment to the Second Amended and Restated Agreement of Limited Partnership of Eagle Rock Energy Partners, L.P. (incorporated by reference to Exhibit 4.1 of the current report on Form 8-K filed by the Issuer on July 30, 2010).

Exhibit O	Press release, dated April 12, 2011, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on April 13, 2011).

Exhibit P	Membership Interest Contribution Agreement, among CC Energy II L.L.C., Crow Creek Energy II L.L.C., Crow Creek Operating Company II L.L.C., Natural Gas Partners VIII, L.P., the other contributors party thereto and the Issuer (incorporated by reference to Exhibit 2.1 of the current report on Form 8-K filed by the Issuer on April 13, 2011).

Exhibit Q	Press release, dated May 3, 2011, of the Issuer (incorporated by reference to Exhibit 99.1 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit R	Registration Rights Agreement by and among the Issuer and Natural Gas Partners VIII, L.P. (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit S	Voting Agreement by and among the Issuer and Natural Gas Partners VIII, L.P. (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the Issuer on May 3, 2011).

Exhibit T	Intentionally omitted.

Exhibit U	Intentionally omitted.

Exhibit V	Voting and Support Agreement between Montierra Minerals & Production, L.P., Montierra Management LLC, Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., NGP Income Management L.L.C., ERH NGP 7 SPV, LLC and ERH NGP 8 SPV, LLC on the one hand and Regency Energy Partners LP on the other hand (filed as Exhibit V to the Schedule 13D/A on December 30, 2013).

Exhibit W	Amendment No. 1 to Joint Filing Agreement, dated September 22, 2014 (filed as Exhibit W to Amendment No. 20 to the Schedule 13D/A on September 18, 2014).

Exhibit X	Agreement and Plan of Merger by and among Vanguard Natural Resources, LLC, Talon Merger Sub, LLC, Eagle Rock Energy Partners, L.P. and Eagle Rock Energy GP, L.P., dated as of May 21, 2015 (incorporated by reference to Exhibit 2.1 of the current report on Form 8-K filed by the Issuer on May 22, 2015).

Exhibit Y	Voting and Support Agreement by and among Vanguard Natural Resources, LLC, Montierra Minerals & Production, L.P., Montierra Management LLC, Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., NGP Income Management L.L.C., Eagle Rock Holdings NGP 7, LLC, Eagle Rock Holdings NGP 8, LLC, ERH NGP 7 SPV, LLC, ERH NGP 8 SPV, LLC, NGP Income Co-Investment Opportunities Fund II, L.P., NGP Energy Capital Management, L.L.C., and, solely for the purpose of certain specified sections, Eagle Rock Energy Partners, L.P. and Eagle Rock Energy GP, L.P., dated as of May 21, 2015 (incorporated by reference to Exhibit 2.2 of the current report on Form 8-K filed by the Issuer on May 22, 2015).

SCHEDULE A

The following individuals are the managers and officers of Montierra Management LLC: Joseph A. Mills, Kenneth A. Hersh, Tony R. Weber and Christopher D. Ray. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and a resident of the United States. The business address of such individuals is 16107 Kensington Drive #257, Sugar Land, Texas 77479.

GFW VII, L.L.C., the general partner of G.F.W. Energy VII, L.P., the general partner of Natural Gas Partners VII, L.P. (which is also the sole member of Eagle Rock Holdings NGP 7, LLC) and GFW VIII, L.L.C., the general partner of G.F.W. Energy VIII, L.P., the general partner of Natural Gas Partners VIII, L.P. (which is also the sole member of Eagle Rock Holdings NGP 8, LLC), have delegated full power and authority to manage Natural Gas Partners VII, L.P. and Natural Gas Partners VIII, L.P., respectively, to NGP Energy Capital Management, L.L.C. The following individuals are the managers and officers of NGP Energy Capital Management, L.L.C.: Kenneth A. Hersh, Tony R. Weber, Jill W. Lampert and David R. Albin. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals 5221 N. O’Connor Blvd., Suite 1100, Irving, Texas 75039.

The following individuals are the officers of NGP Income Management L.L.C.: Tony R. Weber, Kenneth A. Hersh, David R. Albin, John S. Foster, Richard L. Covington, Laura Beagle and Christopher D. Ray. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is 5221 N. O’Connor Blvd., Suite 1100, Irving, Texas 75039.

The following individuals are the managers and officers of ERH NGP 7 SPV, LLC: Kenneth A. Hersh, Tony R. Weber, Richard L. Covington and Christopher D. Ray. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is 5221 N. O’Connor Blvd., Suite 1100, Irving, Texas 75039.

The following individuals are the managers and officers of ERH NGP 8 SPV, LLC: Kenneth A. Hersh, Tony R. Weber, Richard L. Covington and Christopher D. Ray. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is 5221 N. O’Connor Blvd., Suite 1100, Irving, Texas 75039.

The following individuals are the officers of NGP Income Co-Investment Opportunities Fund II, L.P.: Kenneth A. Hersh, Tony R. Weber, David R. Albin, John S. Foster and Christopher D. Ray. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is 5221 N. O’Connor Blvd., Suite 1100, Irving, Texas 75039.